SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and
Amendments Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.     )*
CapitalSouth Bancorp
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
14056A 10 1
(CUSIP Number)
Carol W. Marsh
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, Alabama 35209
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14056A 10 1	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS James C. Bowen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		495,050

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		495,050

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	495,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	14056A 10 1	13D	Page 3 of 5 Pages
Item 1. Security and Issuer.
This Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”) of CapitalSouth Bancorp, a Delaware corporation (“CapitalSouth”), whose principal executive offices are located at 2340 Woodcrest Place, Birmingham, Alabama 35209.
Item 2. Identity and Background.
(a)	Name: James C. Bowen

(b)	Address: 1188 Ten Mile Road, Fitzgerald, GA 31750

(c)	Present Principal Occupation and Name, Principal Business and Address of Employment: Retired.

(d)	During the last five years, Mr. Bowen has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the last five years, Mr. Bowen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James C. Bowen is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
On February 24, 2009, CapitalSouth and Mr. Bowen entered into a Securities Purchase Agreement (the “Purchase Agreement”) whereby CapitalSouth and Bowen agreed to restructure the CapitalSouth debt held by Bowen evidenced by a note in the original principal amount of $1,500,000 (the “Pledged Note”). The Pledged Note originally was issued to Bowen in connection with the merger of Monticello Bancshares, Inc. with and into CapitalSouth (the “Merger”). The Securities Purchase Agreement operates to effect the terms of that certain Restructuring Agreement by and between CapitalSouth and Bowen dated September 30, 2008. Under the terms of the Purchase Agreement, the Pledged Note was partially converted into 285,000 shares of Common Stock at a conversion price of $2.00 per share, which conversion price is equal to the subscription price for the exercise of non-transferable rights distributed to holders of CapitalSouth Common Stock as of September 22, 2008 described in CapitalSouth’s Registration Statement on Form S-1 filed with the SEC on June 11, 2008 as amended through the date hereof.
Mr. Bowen also receives shares of Common Stock on a quarterly basis in payment for his services as a director of CapitalSouth.
Item 4. Purpose of Transaction.
James C. Bowen has acquired the shares of Common Stock covered by this Statement for the purpose of making an investment in CapitalSouth and not with the present intention of acquiring control of CapitalSouth’s business. See Item 3 for a discussion of the transactions leading to Mr. Bowen’s acquisition of an additional 285,000 shares of Common Stock.

CUSIP No.	14056A 10 1	13D	Page 4 of 5 Pages
Mr. Bowen is a director of CapitalSouth Bancorp. As a director, Mr. Bowen is routinely involved in setting policy for CapitalSouth and he participates with CapitalSouth’s Board of Directors in the consideration of and taking of action on significant corporate events involving CapitalSouth. However, the shares of Common Stock held by Mr. Bowen are held for investment purposes only, and Mr. Bowen currently has no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D, other than the potential acquisition of an additional 215,000 shares of Common Stock through the conversion of an additional promissory note following receipt of regulatory approval. Mr. Bowen currently has no intention to make application to the regulatory authorities for approval to convert such promissory note into shares of CapitalSouth Common Stock. Mr. Bowen, as a director, will receive future grants of shares of Common Stock in payment for his service on CapitalSouth’s Board of Directors.
Item 5. Interest in Securities of the Issuer.
James C. Bowen beneficially owns 495,050 shares of Common Stock, for an aggregate percent of class of 9.6%. This percentage was calculated by using a total number of outstanding shares of Common Stock of 5,144,667 as of December 31, 2008.
(a)	(i)	Amount beneficially owned: See Item 11 on Cover Page.

	(ii)	Percent of class: See Item 13 on Cover Page.
(b)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: See Item 7 on Cover Page.

(ii)	shared power to vote or to direct the vote: See Item 8 on Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on Cover Page.
(c)	During the sixty (60) days prior to the filing date of this Statement, Mr. Bowen has acquired Common Stock in the following transactions:
      February 24, 2009 – Mr. Bowen acquired 285,000 shares of Common Stock pursuant to the conversion of $570,000 of the $1.5 million promissory note issued by CapitalSouth dated as of September 14, 2008 at a conversion price of $2.00 per share.
     December 19, 2008 – Mr. Bowen acquired 150 shares of Common Stock in payment of director’s fees for Mr. Bowen’s service on the Board of Directors of CapitalSouth during the fourth quarter of 2008.

(d) and (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Bowen is a director of CapitalSouth Bancorp. See Item 4 above.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No.	14056A 10 1	13D	Page 5 of 5 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 5, 2009	/s/ James C. Bowen
James C. Bowen